Western Wind Energy Corp.

Consolidated Financial Statements

(A Development Stage Company)

(Expressed in Canadian Dollars)

APRIL 30, 2007

NOTICE OF NO AUDITOR REVIEW OF FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED APRIL 30, 2007

In accordance with National Policy 51-102, the Company discloses that its auditors have not reviewed the Unaudited consolidated financial statements for the three months ended April 30, 2007.

Western Wind Energy Corp.

(A Development Stage Company)

Consolidated Balance Sheets

April 30, 2007 and January 31, 2007

(Expressed in Canadian Dollars)
		January 31	April 30
	Note	2007	2007
Assets
Current
Cash		$ 113,050	$ 42,506
Accounts receivable		1,296,085	694,001
Refundable tax credits		79,738	68,624
Income taxes refundable		263,483	264,768
Prepaid expenses and deposits		122,213	238,234
Total current assets		1,874,569	1,308,133
Restricted cash		1,126,530	1,194,530
Construction in progress	3	256,082	262,697
Property and equipment deposits	4	30,720	30,411
Property and equipment	5	21,759,971	23,355,314
Goodwill and other intangible assets	6	4,159,242	4,409,958
Discontinued operations	8	13,472	13,472
Total Assets	14	$ 29,220,586	$ 30,574,515
Liabilities
Current
Accounts payable and accrued liabilities		$ 2,876,350	$ 2,693,436
Loans payable, current portion	9	16,203,902	17,456,429
Total current liabilities		19,080,252	20,149,865
Loans payable	9	545,236	545,236
Asset retirement obligation	10	989,445	1,030,000
Future income tax liability	13	5,215,779	5,726,251
Discontinued operations	14	957,269	1,134,194
Total liabilities		26,787,981	28,585,546
Commitments	17
Contingencies	18
Shareholders' Equity
Share capital	11, 18(c)	23,121,727	21,879,587
Share subscriptions (receivable) received in advance	16	38,000	165,500
Contributed surplus	12	4,024,354	3,710,094
Deferred share bonus expense	16	-	(83,920)
Cumulative currency translation adjustment		(354,192)	473,098
Deficit accumulated in development stage		(24,397,286)	(24,155,390)
		2,432,605	1,988,969
Total Liabilities and Shareholders' ' Equity		$ 29,220,586	$ 30,574,515
Nature of Business and Continued Operations
The accompanying notes are an integral part of these financial statements
On behalf of the board:
"JEFFREY CIACHURSKI"	"JOHN WARDLOW"
Jeffrey Ciachurski	John Wardlow
(Chief Executive Officer and Director)	(Director)

Western Wind Energy Corp.

(A Development Stage Company)

Consolidated Statements of Operations and Deficit

For the Three Months Ended April 30, 2007 and 2006

(Expressed in Canadian Dollars)
		Period From
		January 5, 1998
		(inception) to	Three Months Ended
	Note	April 30, 2007	April 30, 2007	April 30, 2006
Revenues
Energy sales		$ 3,267,058	$1,672,618	$ 17,706
Expenses
Advertising and promotion		773,590	18,105	34,564
Amortization		2,118,285	612,292	16,293
Asset retirement obligation	10	95,064	18,768	-
Bonuses	16	1,505,353	83,920	78,584
Consulting and directors' fees	16	2,838,553	227,806	189,403
Financing costs		471,449	-	-
Foreign exchange gain (loss)		(326,248)	(900,502)	(34,835)
Interest and accretion on long term debt	16	1,574,515	486,229	26,739
Management fees	16	978,648	45,000	61,427
Office and secretarial	16	895,360	34,649	41,152
Plant operating expenses		1,759,956	695,461	-
Professional fees		2,695,284	482,913	145,282
Project costs		689,234	75,945	42,169
Regulatory fees		312,304	13,526	8,677
Stock-based compensation	11	2,838,676	58,840	-
Travel and automotive	16	1,250,344	83,439	90,760
		20,470,368	2,037,392	700,215
Loss before the following		(17,202,310)	(364,774)	(682,509)
Interest income		160,783	30,910	32,743
Gain (loss) on sale and write off of assets	15	(1,338,294)	-	(7,203Loss from
continuing operations before income taxes		(18,380,821)	(333,864)	(656,969)
Income tax (recovery)	13	(1,074,556)	(192,994)	-
Loss from continuing operations after income taxes		(17,306,265)	(140,870)	(656,969)
Loss from discontinued operations	14	(7,091,021)	(101,026)	-
Loss for the period		(24,397,286)	(242,896)	(656,969)
Deficit, beginning of period		-	(24,155,390)	(12,116,025)
Deficit, end of period		$ (24,397,286)	$(24,397,286)	$ (12,772,994)
Loss per share as reported-basic and fully diluted			$ (0.01)	$ (0.03)

Weighted average number of shares outstanding-basis and diluted			25,017,256	23,726,289
The accompanying notes are an integral part of these consolidated financial statements

Western Wind Energy Corp.

(A Development Stage Company)

Consolidated Statements of Cash Flows

For the Three Months Ended April 30, 2007 and 2006

(Expressed in Canadian Dollars)

	Period From
	January 5, 1998
	(inception) to	Three Months Ended
	April 30, 2007	April 30, 2007	April 30, 2006
Cash flows from (used in) operations
Loss for the period from continuing operations
after income taxes	$ (17,306,265)	$ (140,870)	$ (656,969)
Add: items not involving cash
Amortization	2,118,285	613,292	16,293
Asset retirement obligation	95,064	18,768	-
Bonuses paid in shares	1,505,353	83,920	78,584
Financing fees paid in common shares and equity rights	445,425	-	-
Accretion of fair value of conversion option	124,402	25,394	-
Write off of land leases, wind data and equipment	1,338,294	-	-
Stock based compensation	2,838,676	58,840	-
Future income taxes	(552,253))	(192,994)	-
Other	15,000	-	-
	(9,378,020)	466,349	(562,092)
Change in non-cash working capital items
Refundable tax credits	(79,738)	(11,114)	(660)
Accounts receivable	(1,296,084)	(602,083)	-
Income taxes refundable	(263,483)	1,285	-
Prepaid expenses and deposits	(122,213)	116,021	25,285
Accounts payable and accrued liabilities	2,876,250	182,914	175,450
Discontinued operations	(3,215,660)	(176,925)	-
Net cash used in operating activities	(11,478,949)	(23,554)	(362,017)
Cash flows from (used in) financing activities
Shares and warrants issued for cash	21,382,287	911,375	43,800
Loans payable and conversion rights	16,858,417	(1,252,527)	(249,384)
Advances (repayments to) related party	5,767	-	-
Net cash used in financing activities	38,246,472	(341,151)	(205,584)
Cash flow from (used in) investing activities
Purchase of property and equipment	(6,190,912)	(3,030)	(1,059,579)
Purchase of Mesa Wind Farm	(15,170,650)	363,973	-
Purchase of intangible assets	(34,623)	-	-
Construction in progress	(256,081)	6,615	(2,324,480)
Property and equipment deposits	(30,720)	(309)	714,344
Restricted cash	(1,126,530)	68,000	-
Discontinued operations	(2,830,540)	-	-
Other	(1,014,417)	-	(1,162,800)
Net cash used in investing activities	(26,654,473)	(435,249)	(3,832,515)
Increase (decrease) in cash	113,051	70,545	(4,400,116)
Cash, beginning of period	-	42,506	5,922,795
Cash, end of period	$113,051	$ 113,051	$ 1,522,679
The accompanying notes are an integral part of these consolidated financial statements

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended April 30, 2007

(Expressed in Canadian Dollars)

1. Nature of Business and Continued Operations

Western Wind Energy Corp. (the "Company") is in the business of developing wind energy projects on properties either owned or leased by the Company in California and Arizona. The Company holds these wind farm properties in North America through its wholly owned subsidiaries Verde Resources Corporation ("Verde"), Aero Energy, LLC ("Aero") and Mesa Wind Power Corporation ("Mesa Wind").

During the year ended January 31, 2007, New Brunswick Power and Arizona Public Service terminated power purchase agreements and the Company wrote off its investments in these projects and incurred losses totalling $6,163,061 (note 14). As a result, the operations of the wholly-owned subsidiary that operated in New Brunswick, Eastern Wind Power Inc. ("EWP"), and the operations of its 49% owned affiliate Steel Park, LLC that was developing the Steel Park 15 MW Project in Arizona have been discontinued.

The Company is the subject of several lawsuits with Pacific Hydro as detailed in the notes 18(b), 18(c) and 18(d). If the Company is not successful in its lawsuits or settlement, Mesa Wind may be transferred to Pacific Hydro to repay the US$13,400,000 acquisition loan (note 18 (b)), Pacific Hydro may have the right to put 4,333,333 common shares of the Company at a price of $1.50 per share (note 18(c)) and the Company may be required to joint venture wind projects in Riverside and Kern Counties, California and Mohave County, Arizona with Pacific Hydro (note 18(d)).

At April 30, 2007, the Company had a working capital deficiency of $17,205,284 and shareholders' equity of $2,432,605. For the year ended January 31, 2007, the Company had a loss of $11,962,693 and has accumulated losses since the commencement of operation of $24,395,475. For the three months ended April 30, 2007, the loss was reduced by foreign exchange gains resulting from the loss in value of the United States dollar.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to settle the lawsuits with Pacific Hydro and to obtain necessary financing to repay the loan from Pacific Hydro of US$13,400,000 (note 9), to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management's plan in this regard is to raise equity financing as required.

2. Significant Accounting Policies

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, EWP, and wholly-owned U.S. subsidiaries, Verde, Aero and Mesa Wind. All significant inter-company accounts and transactions have been eliminated.

b) Basis of Presentation

While the Company has commenced commercial operations with the acquisition of the Mesa Wind Farm, it has not completed the development of any wind projects and its development activities are continuing. Consequently, the Company is currently in the development stage and presents its financial statements in accordance with CICA Accounting Guidelines 11, "Enterprises in the development stage". The Company expects to exit the development stage and enter the operating stage in the year ended January 31, 2008.

c) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

d) Cash

Cash consist of cash on deposit with banks.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended April 30, 2007

(Expressed in Canadian Dollars)

2. Significant Accounting Policies (Continued)

e) Accounts receivable

Accounts receivables are recorded at face value less any provision for uncollectible amounts that are considered necessary. The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired. The Company considers the knowledge of the financial conditions of the customers, aging of accounts receivables, the current business environment and historical collection experience.

f) Restricted Cash

Cash reserves segregated from the Company's cash balances secure a letter of credit. The funds are disclosed separately since the funds cannot be accessed until the expiry of the letter of credit.

g) Property and Equipment

Land is recorded at cost plus site investigation, legal and title insurance costs. Generating facilities include wind turbines, electrical infrastructure, buildings and roads. Meteorological towers include wind equipment used for wind assessments during the development stage.

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values and, in the year of acquisition, depreciation is based on one-half of the full year depreciation for depreciable assets excluding generating facilities and land right-of-way.

The land right of way is recorded at cost less accumulated amortization.

The amortization rates are as follows:

Land right of way	6.5 years
Generating facilities	6.5 to 7.4 years
Meteorological towers	5 years
Furniture and equipment	5 years
Vehicles	5 years

h) Construction in Progress

Construction in progress are costs incurred to assess the feasibility of wind farm sites and secure property rights. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company's ability to obtain financing to complete the development and construction of such projects, meet its obligations under various agreements and the success of future operations or dispositions. As at January 31, 2007, the Company has not commenced full scale commercial operations of any projects.

i) Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

j) Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted future cash flows expected to result from the use

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended April 30, 2007

(Expressed in Canadian Dollars)

2. Significant Accounting Policies (Continued)

of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset's carrying amount exceeds its fair value.

k) Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at January 31, 2007, the Company had an asset retirement obligation with respect to a right of way that is owned by PAMC Management Corp. At January 31, 2006, the Company did not have any significant asset retirement obligations.

l) Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

m) Foreign Currency Translation

Integrated Foreign Operations

Assets and liabilities of foreign operations having a functional currency of US dollars are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization and bonuses, which is translated at historical exchange rates. Translation exchange gains and losses are included in the loss for the year.

Self-Sustaining Foreign Operations

Assets and liabilities of foreign operations that are self sustaining entities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date for monetary and non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year. Translation exchange gains and losses are recorded as a currency translation adjustment in shareholders' equity.

n) Loss Per Share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are excluded in the computation of basic loss per share until the conditions for their release are satisfied.

As the Company incurred losses for the years ended January 31, 2007, 2006 and 2005, the stock options and share purchase warrants, as disclosed in note 11, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

o) Stock-based Compensation

The Company follows the Canadian Institute of Chartered Accountants' Handbook ("CICA") section 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under CICA 3870, all stock option awards granted to consultants or employees and directors require the application of the fair value method. All stock option awards granted to after January 31, 2002 have been accounted for using the fair value method.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended April 30, 2007

(Expressed in Canadian Dollars)

2. Significant Accounting Policies (Continued)

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company's stock and is recorded as stock-based compensation expense over the vesting period of the stock options.

p) Goodwill and Other Intangible Assets

The Company has recorded goodwill and other intangible assets related to the acquisition of the Mesa Wind Farm. The acquisition was accounted for using the purchase method of accounting. Goodwill is tested for impairment at least annually. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit's net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of goodwill is determined in the same manner as in a business combination.

Other intangible assets include amounts allocated to power purchase agreements and are amortized over the remaining term of the power purchase agreements.

q) Revenue Recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document.

3. Restricted Cash
	2007	2006
Term deposit and accrued interest	$1,126,530	$-

The Company has placed $1,126,530 to secure a US$1,000,000 letter of credit to Southern California Edison as required by the Power Purchase Agreement dated March 5, 2005. At April 30, 2007, accrued interest amounted to $16,430.

4. Construction in Progress
2007
	Windstar	Mesa Wind
	120 MW	50MW	Total
Balance, beginning of year	$ 222,632	$40,065	$262,697
Additions (Reallocations)	(7,584)	929	(6,655)
Balance, end of year	$ 215,048	$40,994	$256,042

The Company has interests in the Windstar 120 MW and Mesa Wind 50 MW wind farm projects. The Steel Park 15 MW and Grand Manan 20 MW projects have been terminated and the losses have been recognized as losses from discontinued operations (note 14).

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended April 30, 2007

(Expressed in Canadian Dollars)

4. Construction in Progress (Continued)

Windstar 120 MW Project

In March 7, 2005, the Company's wholly owned subsidiary, Aero, entered into a formal power purchase agreement with Southern California Edison Company for the sale of the available output of up to 120 MW's of wind power for a period of 20 years from its new wind farm to be located in Tehachapi, California. The power purchase agreement requires that the facility be completed by December 31, 2008. The power purchase agreement with Southern California Edison provides for termination if turbine prices exceed $850 per kW and release of the US$1 million letter of credit (note 3).

Mesa Wind-50 MW Redevelopment Project

On July 25, 2006, the Company purchased the Mesa Wind Project with a view of operating the project until a new right-of-way was negotiated with the Bureau of Land Management and satisfactory development work was completed so that the site can be redeveloped to 50 MW's.

The Company has incurred initial development costs on these projects for environmental impact and wind studies with respect to placement of the wind turbines, title insurance and preliminary engineering and transmission studies related to interconnection.

5. Property and Equipment Deposits

	April 30	December 31
	2007	2007
Windstar	$30,720	$30,411

Windstar

On August 4, 2006, the Company entered into an agreement to purchase land for $277,525 (US$250,000), payable by a deposit of $27,753 (US$25,000), vendor financing of $194,675 (US$175,000) payable over two years with interest and $55,505 (US$50,000) on closing. The vendor informed the Company that it does not want to proceed with the transaction and the Company has commenced a lawsuit for performance of the purchase agreement. The parties have reached an agreement and the transaction is expected to close during the third quarter of the 2008 fiscal year

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2007

(Expressed in Canadian Dollars)

6. Property and Equipment

		Accumulated	Net Book
	Cost	Amortization	Value
April 30, 2007
Land	$5,323,725	$-	$5,323,725
Land right-of-way	409,436	47,243	362,193
Generating facilities	17,692,183	1,825,906	15,866,277
Meteorological towers	169,317	87,716	81,601
Furniture and equipment	36,195	16,989	19,206
Vehicles	127,737	19,161	108,576
	$23,758,593	$1,997,015	$21,761,578

		Accumulated Net Book
	Cost	Amortization	Value
January 31, 2007
Land	$5,323,725	$-	$5,323,725
Land right-of-way	434,110	33,393	400,717
Generating facilities	18,726,606	1,321,780	17,404,826
Meteorological towers	169,317	79,250	90,067
Furniture and equipment	36,195	15,179	21,016
Vehicles	127,737	12,774	114,963
	$24,817,690	$1,462,376	$23,355,314

7. Acquisition of Wind Farms

Windridge, Inc.

On February 17, 2006, the Company acquired the assets of Windridge, Inc for $952,133 (US$825,000) plus $98,097 (US$84,999) in environment, surveying and legal fees. The purchased assets include approximately 196 acres of land, 43 wind turbines, electrical infrastructure and the assignment of a power purchase agreement with Southern California Edison expiring on December 7, 2014.

The Company has allocated the purchase price as follows:

Land	$568,509
Generating facilities	447,098
Power purchase agreement	34,623
$1,050,230

The Company has included the revenues and expenses of the Windridge Wind Farm in its Statement of Operations from February 17, 2006.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended April 30, 2007

(Expressed in Canadian Dollars)

7. Acquisition of Wind Farms (Continued)

PAMC Management Corporation

On July 25, 2006, the Company merged PAMC Corporation ("PAMC") with its wholly-owned subsidiary Mesa Wind Power Corporation to form Mesa Wind Power Corp. and became the sole shareholder of Mesa Wind Power Corp. upon closing the transaction. As a result of the merger, the Company acquired PAMC for $15,294,760 (US$13,400,000) and incurred $240,899 (US$211,056) in costs related to the transaction. PAMC's assets included a right of way for 440 acres of land from the Bureau of Land Management expiring on January 26, 2013, 460 wind turbines, electrical facilities and buildings and a Reformed Standard Offer 1 Power Purchase Agreement with Southern California Edison expiring on June 22, 2010. The right of way grants the holder the right to enter into a new 30 year right of way if the lease is in good standing. The Company assumed an asset retirement obligation of $998,846 (US$875,106).

The Company has allocated the purchase price as follows:

Generating facilities	$17,729,145
Land right of way	420,980
Goodwill	4,249,198
Power purchase agreement	34,242
Cash	1,036
22,433,565
Less
Future income tax liability	5,945,238
Asset retirement obligation	953,704
6,898,942
15,534,623
Cash	1,036
$15,535,659

The Statement of Operations includes the revenues and expenses of the Mesa Wind Farm from July 25, 2006 (see note 18(b)).

8. Goodwill and Other Intangible assets
			April 30	January 31
			2007	2007
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Goodwill	$4,103,423	$-	$4,103,423	$4,349,012
Power purchase contracts	67,926	12,107	55,819	$60,946
	$4,171,349	$12,107	$4,159,242	$4,409,958

9. Loans Payable
	April 30	January 31
	2007	2006
Windridge Acquisition Loan	$221,391	$214,395
Windstar Mortgages	284,862	320,046
Mesa Wind Acquisition Loan	14,875,340	15,771,800
Kingman Acquisition Loan	915,832	971,025
River Springs, Arizona Mortgage	14,342	15206
Loan from a related party to purchase Kingman, Arizona Property	370,354	630,000
Finance contracts payable	67,017	79,193
	16,749,138	18,001665
Less current portion	16,203,902	17,456,429
	$545,236	$-545,236

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2007

(Expressed in Canadian Dollars)

9. Loans Payable (Continued)

Windridge Acquisition Loan

The Company entered into an agreement on June 5, 2005 to purchase land, wind turbines, electrical infrastructure and an assignment of a power purchase agreement expiring in 2014 for $915,833 (US$825,000). The purchase was financed by a mortgage of $305,278 (US$275,000) with interest payable annually at the rate of 8% and principal due on February 16, 2008. The loan and accrued interest is convertible into common shares, at the option of the holder, at a price of US$1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice. Accrued interest at January 31, 2007 on the loan amounts to $4,617 (US$4,159). The loan is secured by a first charge on the land.

The loan is recorded at its fair value of $221,391. The difference between the fair value and loan amount of $83,997 has been recorded as contributed surplus. The loan is being accreted so that the loan amount on maturity will equal the original balance and the difference between the fair value and the initial loan amount of $83,997is being charged to interest expense over the term of the loan. During the three months ended April 30, 2007, the Company accreted $25,394 and $57,911 for the year ended January 31, 2007.

Windstar Mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California for $284,862(US$256,610). The mortgages are repayable in blended monthly payments of $5,720 (US$5,153) with interest at rates from 6.5% to 8% and with terms of 3 to 7 years. The mortgages are secured by first charges on the land.

Mesa Wind Acquisition Loan

The acquisition of PAMC was financed by a loan from Pacific Hydro Limited of $14,875,340 (US$13,400,000). Pacific Hydro was granted a right to subscribe to US$7,000,000 pursuant to a new share private placement. Pacific Hydro did not elect to subscribe to the private placement and the loan was repayable on December 31, 2006 with interest at LIBOR plus 6%. The loan is secured by the common shares of Mesa Wind Power Corp. and a charge on all of its assets. If the Company fails to repay the loan, the ownership of the shares of Mesa Wind were to be transferred to Pacific Hydro Limited.

Pacific Hydro has commenced litigation to order the transfer of the common shares of Mesa Wind Power Corporation, immediately. The Company has issued at Statement of Defence and Counterclaim that alleges that Pacific Hydro has obstructed its ability to raise equity and debt financing to repay the loan and to have the Maturity Date extended to six months after the settlement of litigation between the two parties (note 18(b)).

The accrued interest on the Mesa Wind Acquisition Loan from July 25, 2006 to April 30, 2007 is $1,159,534 (US$1,044,531).

Kingman Acquisition Loan

The Company entered into a $915,844 (US$825,000) loan, secured by a first charge on the property, with the vendor of the land. The loan was repayable on June 6, 2007 with interest at 7% per year. Subsequent to January 31, 2007, the term of the loan was extended to December 6, 2007. Accrued interest on the loan, at January 31, 2007, amounted to $25,468 (US$22,942).

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended April 30, 2007

(Expressed in Canadian Dollars)

9. Loans Payable (Continued)

River Springs Ranch, Arizona Mortgage

The loan of CDN $13,342 (US$12,900) is repayable in monthly payments of $192 (US$173) including interest at 11% per year and service fees and is secured by a first charge on the land.

Loan Payable to Related Party to Purchase Kingman, Arizona Land

The Company entered into a loan agreement on November 30, 2006 and amended on January 4, 2007 with the spouse of an officer and director to borrow $630,000. The terms of the loan agreement provide for interest to be paid at LIBOR plus 5.98% and for a maturity of two years. In addition, the Company paid the spouse of the officer and director a bonus of 146,500 shares at a deemed price of $0.86 per common share.

Finance Contracts

The Company has finance contracts totalling $67,016 (US$60,370) to acquire four trucks for the Mesa Wind Project. The finance contracts are secured by a charge on the vehicles and are repayable at $2,393 (US$2,156) per month without interest.

Interest on long term debt for the year ended January 31, 2007 amounted to $882,337 and $486,299 for the three months ended April 30, 2007.

Principal payments due in the next five years and thereafter are as follows:

2008	$16,203,903
2009	327,538
2010	79,935
2011	31,321
2012	35,919
Thereafter	70,523
$16,749,139

10. Asset Retirement Obligation

On July 25, 2006, the Company acquired a right of way with the Bureau of Land Management expiring on January 26, 2013. The right of way requires the Company to submit a site reclamation plan and to remove all buildings, equipment, machinery and materials from the site 30 days after the expiration of the right of way unless renewal by the Company.

The changes in the asset retirement obligation liability are as follows:
	April 30	January 31
	2007	2007
Balance, beginning of year	$1,030,000	$-
Additions		953,704
Accretion	23,985	76,296
Foreign exchange adjustment	64,539	-
Balance, end of year	$989,446	$1,030,000

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended April 30, 2007

(Expressed in Canadian Dollars)

11. Share Capital

  Authorized: Unlimited common shares without par value.

  Unlimited class A preferred shares without par value.

  Issued: Common shares
	Shares	Amount
Balance, January 31, 2005	14,645,935	$8,981,033
Cash transactions
Private placement at $0.82 per unit, net of issuance costs
of $15,000	1,181,148	953,540
Exercise of warrants at $1.60 per share	227,000	363,200
Exercise of options at $0.20	55,000	11,000
Exercise of warrants at $1.80 per share	5,000	9,000
Private placement at $1.50 per unit net of issuance
costs of $109,520 (note 19(c))	6,856,133	10,174,680
Exercise of options at $1.20 per share	30,000	36,000
Exercise of warrants at $1.03 per share	365,853	376,829
	8,720,134	11,924,249
Non-cash transactions
Bonus shares at a deemed price of $1.50 per share	83,290	124,935
Issue of shares to pay bonus at a deemed price of $1.64 per share	182,930	300,000
Bonus shares at deemed price of $1.60	82,500	132,000
Transfer from contributed surplus on exercise of options	-	27,900
	348,720	584,835
	9,068,854	12,509,084
Balance, January 31, 2006	23,714,789	21,490,117
Cash transactions
Exercise of warrants at $2.10 per share	16,000	33,600
Exercise of warrants at $1.80 per share	27,000	48,600
Private placement at $1.20 per unit net of issuance costs
of $14,090	137,416	150,810
Allocation of fair value of warrants	-	(49,870)
Exercise of warrants at $1.03 per share	78,000	80,340
	258,416	263,480
Non cash transaction
Bonus shares at a value of $0.86 per share	146,500	125,990
	404,916	389,470
Balance, January 31, 2007	24,119,705	21,879,587
Debt settlement at a deemed price of $0.80 per share	179,375	143,500
Private placement at $0.90 per unit net of issuance costs of
$38,100	732,000	620,700
Allocation of fair value of warrants		(255,420)
Exercise of warrants at $1.03	712,000	733,360
	25,743,080	$23,121,727

  Western Wind Energy Corp.

  (A Development Stage Company)

  Notes to Consolidated Financial Statements (Continued)

  For the Three Months Ended April 30, 2007

  (Expressed in Canadian Dollars)

  11. Share Capital (Continued)

  750,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. However, no application has yet been submitted for the release of the shares from escrow. The release is subject to the approval of the TSX Venture Exchange. The escrow shares can be cancelled if they are not issued before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company.

In addition, 121,953 shares are held in escrow, subject to the recipient's continued service, as a director or employee of the Company, and are to be released over the period to October 26, 2007 pursuant to the escrow agreement. There are 426,829 shares to be issued to an officer and director pursuant to the bonus declared during the year ended January 31, 2006. Upon issue, they will be held in escrow and released, subject to the recipient's continued service as a director of employee of the Company, over the period to October 26, 2007.

Pacific Hydro has commenced legal action that if successful, would require the Company to redeem 4,333,333 shares at $1.50 per share (see note 18(c)).

d) Share purchase warrants outstanding as at April 30, 2007:

Number of	Exercise	Expiry
Warrants	Price	Date
388,000	2.20 (2nd year)	2June 15, 2007
666,667	1.60	October 24, 2007
441,133	1.60 (1st year)	December 5, 2007
	2.20 (2nd year)	December 5, 2008
1,000,000	1.60	January 27, 2008
4,333,333	1.60	January 31, 2008
117,416	1.30	November 28, 2008
20,000	1.30	December 27, 2008
732,000	1.05	February 23, 2009
7,680,549

Each warrant entitles the holder to acquire one common share of the Company.

Warrants granted during the year ended January 31, 2007 were issued in conjunction with private placements of common shares, and are exercisable at the holder's option. There are no conditions whereby the Company would have to settle the warrants in cash.

The fair value of each warrant granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: Risk free rate of interest-3.89%, dividend yield-0%, volatility-75% and an expected term of approximately 2 years.

e) The Company has a stock option plan (the "Plan") and has allotted and reserved up to an aggregate of 3,199,675 common shares.

Each option entitles the holder to acquire one common share at its exercise price and is being vested 25% immediately and 25% every six months thereafter until fully vested 18 months from the date of grant and expires 5 years from the date of grant.

During the three months ended April 30, 2007, the Company granted 250,000 options to consultants to acquire shares at $1.10 per share. The stock options of three consultants having 370,000 stock options at $1.20 expired and the stock option of one consultant having 25,000 stock options at $1.52 were cancelled since she ceased to provide services to the Company.

During the 2007 fiscal year, the Company granted 850,000 options to directors, officers and the spouse of an officer and director to acquire shares at $1.23 per share and 25,000 to a consultant at $2.05 per share.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Three Months Ended April 30, 2007

(Expressed in Canadian Dollars)

11. Share Capital (Continued)

During the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.33 per share, 250,000 stock options to a consultant of the Company to acquire shares at $1.65 per share and 100,000 to a director of the Company at $1.43. The consultant was terminated and the exercise rights for the balance of the stock options (250,000 options at $1.65 per share) were cancelled. Officers of subsidiaries resigned and their 300,000 options were cancelled.

During the year ended January 31, 2005, the Company granted 600,000 stock options to various employees, directors and consultants of the Company. Each option entitles the holder to acquire one common share at exercise prices ranging from $1.44 to $1.52 per share.

The company recorded $490,168 of stock-based compensation expense on options vested in the year (2006-$536,787; 2005-$1,010,317).

A summary of stock option information as at January 31, 2007 is as follows:

		Weighted Average
	Shares	Exercise Price
Options outstanding at January 31, 2004	1,812,500	$1.29
Granted	600,000	1.43
Exercised	(207,500)	0.31
Options outstanding at January 31, 2005	2,205,000	1.42
Granted	600,000	1.48
Exercised	(85,000)	0.55
Expired/forfeited	(550,000)	1.26
Options outstanding at January 31, 2006	2,170,000	1.51
Granted	875,000	1.25
Options outstanding at January 31, 2007	3,045,000	1.43
Granted	250,000	1.10
Expiredéforfeited	(395,000)	1.22
Options outstanding at April 30, 2007	2,900,000	$1.43

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.75-$1.50	2,200,000	3.40	$ 1.26	21,587,500	$1.29

$1.50- $2.25	450,000	1.57	$ 1.72	450,000	1.72

$2.25-$3.38	250,000	1.51	$ 2.43	250,000	2.43

	2,900,000	2.96	$ 1.43	2,287,500	$ 1.49

g) The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.00% (2006-4%, 2005-4%), dividend yield 0% (2006-0%; 2005-0%), volatility of 73%-76% (2006-76%; 2005-79%) and expected lives of approximately 5 years (2006-5 years; 2005-5 years).

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Three Months Ended April 30, 2007

(Expressed in Canadian Dollars)

12. Contributed Surplus

Contributed Surplus has changed as follows:

30	April 30	January 31
	2007	2007
Balance, beginning of the year, as previously reported	$3,710,094	$2,961,768
Stock-based compensation expense	58,840	490,168
Fair value of conversion option		208,288
Fair value of warrants issued during the year	255,420	49,870
	$4,024,354	$3.710,094

13. Income Taxes

Income taxes:

	April 30	January 31
	2007	2007
Current	$-	$(534,262)
Future	(192,994)	(359,220)
	$(192,944)	$(893,482)

14. Discontinued Operations

The losses from discontinued operations are comprised of the following:

	Period From
	January 5, 1998
	(Inception) To
	January 31	April 30	January 31
	2007	2007	2007
Grand Manan 20 MW Project	$(2,077,299)	$101,026	$(1,149,339)
Steel Park 15 MW Project	(5,013,722)	-	(5,013,722)
	$(7,091,021)	$101,026	$(6,163,061)

Grand Manan 20 MW Project

The Company had a Power Purchase Agreement with New Brunswick Power that provided for the completion of a 20 MW facility on Grand Manan Island by October 31, 2006. The Company was unable to renegotiate the agreement and the agreement was terminated by New Brunswick Power on October 31, 2006. The termination caused New Brunswick Power to call the $200,000 letter credit and the Company owes a third party $200,000 for providing security for the letter of credit. Since the Power Purchase Agreement was terminated, the Company has written off its investment in the Grand Manan Project, property and equipment of $2,077,299 as a loss on discontinued operations.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Three Months Ended April 30, 2007

(Expressed in Canadian Dollars)

14. Discontinued Operations (Continued)

Steel Park 15 MW Project

The Company had a Power Purchase Agreement with Arizona Public Service that provided for the completion of a 15 MW facility near Kingman, Arizona by March 31, 2007. On April 27, 2006, the Steel Park 15 MW Project was transferred to Steel Park, LLC, a joint venture owned 51% by Pacific Hydro US Holdings, Inc. and 49% by the Company. In September 2006, Pacific Hydro notified the Company that it did not want to proceed with the project. On April 11, 2007, Arizona Public Service terminated the power purchase agreement.

The main asset transferred to Steel Park, LLC was a Turbine Supply Agreement. The Turbine Supply Agreement required a letter of credit for the purchase price of the wind turbines less turbine reservation payments. The letter of credit was provided by Pacific Hydro and it is secured by a charge on the wind turbines and on the Company's interest in Steel Park, LLC. As a result, the Company has written off its investment in Steel Park, LLC of $

15. Write off of Equipment, Land Leases and Wind Data

The Company wrote off $24,286 in equipment during the year ended January 31, 2007 as a result of the downsizing of its office in Arizona and the write off of a vehicle as a result of an accident.

16. Related Party Transactions

a) The following expenses were accrued/paid during the year to directors, officers, a significant shareholder and the spouse of a director of the Company:

	April 30	January 31
	2007	2007
Consulting and directors' fees	$248,555	$689,219
Bonuses	83,920	334,080
Management fees	45,000	417,723
Office and secretarial	9,000	36,000
Rent	10,500	35,559
Travel and automotive	4,650	33,826
Financing costs	-	142,014
Interest	428,227	774,498
	$829,852	$2,462,919

    On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 to provide funds to purchase the Kingman, Arizona land (note 9). The loan bears interest at LIBOR plus 5.98% and matures in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86.
    For the year ended January 31, 2007, the chief executive officer and director of the Company received a bonus of $237,723 and an officer of a subsidiary and director received a bonus of $52,904 (US$46,505).
    Pacific Hydro, the owner of approximately 23% of the common shares of the Company, provided a loan of $15,771,800 (US$13,400,000) to acquire Mesa Wind Power (note 9). The loan bears interest at LIBOR plus 6% and is repayable on December 31, 2006. Interest accrued on the loan for the period ending January 31, 2007 amounted to $747,412 (US$674,764). For the three months ended April 30, 2007, interest accrued on the loan amounted to $428,227.
    During the fiscal year ended January 31, 2006, the Company wrote off advances receivable of $89,796 (2005-$nil) that related to amounts that were allegedly embezzled by two former officers of the Company, which were set up as advances receivable and written-off during the year. The Company has commenced litigation against the two former officers. However, at this time, recoverability of the amounts written-off is uncertain.

    Western Wind Energy Corp.

    (A Development Stage Company)

    Notes to Consolidated Financial Statements (Continued)

    For the Three Months Ended April 30, 2007

    (Expressed in Canadian Dollars)

    .

    During the fiscal year ended January 31, 2007, bonuses totalling $nil (2006-$1,000,000; 2005-$nil) were awarded to two directors and officers of the Company. The 2006 bonus will be settled through the issuance of 609,759 shares. Once issued, the shares will be held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $334,080 (2006-$582,000 (2005-$nil) has been expensed in the year-ended January 31, 2007 and $83,920 (2006-$418,000) has been deferred and will be amortized to expense pursuant to the terms of the agreement. The balance of the bonus was expensed during the three months ended April 30, 2007.

17. Commitments

a) On April 6, 2006, a Letter of Credit was established for $1,139,000 (US$1,000,000) to secure a performance bond to Southern California Edison. The Letter of Credit is secured by US$1,000,000 (CDN$1,177,000) in cash. The power purchase agreement requires the Company to complete the Windstar 120 MW Project prior to December 31, 2008 (note 3).

b) On January 25 2006, the Company entered into an Alliance Agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totalling $9,000,000 for 6,000,000 shares. The Alliance Agreement requires the Company to offer projects to Pacific Hydro for financing and development within certain geographic areas. If Pacific Hydro and the Company agree on a definitive joint venture, the parties will co-develop the project. Pacific Hydro has commenced a legal action against the Company to require the Company not to develop wind farms within these geographic areas without their participation or sell, lease or use its Tehachapi property as security for a loan (see note 18(d)).

c) The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

d) The Company has a right of way with the Bureau of Land Management that expires on January 26, 2013 and the Company has the right to enter into a new 30 year right of way. The right of way requires payments of US$78,478. The Company is committed to the removal of any structure, equipment and machinery at the end of the right of way (note 10).

e) The Company has entered into a right-of-way grant with the Bureau of Land Management for three years for 19,051 acres of land near Kingman, Arizona for a rental fee of US$22,227 for the period from November 1, 2006 to December 31, 2007. Future rental rates are to be based on the fair market value of the property. The right of way grant may be renewed by making an amended application and providing a plan of development. Any improvements to the property must be removed at the end of the right-of-way.
  The Company entered into a property referral agreement with Richard Simons that provides for a finder's fee of US$1,000 per MW payable on financial close.

18. Contingencies

a) The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. In addition, certain of these individuals earned bonuses during the year. As such no amounts have been accrued for any unremitted payroll taxes and source deductions, interest or penalties in these consolidated financial statements.

If any of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for unremitted payroll taxes and source deductions and possible interest and penalties.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Three Months Ended April 30, 2007

(Expressed in Canadian Dollars)

18. Contingencies (Continued)

    On November 7, 2006, Pacific Hydro has commenced legal action to require the transfer of the shares of Mesa Wind to Pacific Hydro. The Company has filed a Statement of Defence and Counter Claim. The Counterclaim states that Pacific Hydro has obstructed the Company's efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company. Management believes that the Company has the right to repay the loan and maintain ownership of Mesa Wind. Management believes that the outcome of this lawsuit is indeterminable.
    On November 8, 2006, Pacific Hydro commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro has claimed that it has the right to put these shares to the Company pursuant to the Exclusivity Deed. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that the terms and conditions of the private placement are described in the Subscription Agreement entered into by Pacific Hydro and that the Subscription Agreement does not provide for any redemption right and acknowledges that there are no written or verbal agreements related to the private placement establishing a put option. The Counter Claim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro. Management believes that Pacific Hydro's claim is without merit.
    On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California as security for a loan, without their consent. Pacific Hydro alleges that the chief executive officer made comments that the Company may sell the property, lease it to a third party, develop it on a piecemeal basis or use it as security for a loan. The Company is claiming that the Alliance Agreement relates solely to the development of wind farms, not to the sale, leasing or use of property as security for loans and any development is subject to the mutual agreement of the proposed development by both parties. The Company has filed a statement of defence denying all of Pacific Hydro's claims. Management believes that the allegations by Pacific Hydro are without merit.
    The Company is being sued by a former director of EWP for 50,000 stock options that were not authorized by the Company, and $6,000 in remuneration for services rendered. Management believes that the action is without merit; however, the ultimate outcome is indeterminable. In addition, a former director of EWP is suing the Company and its chief executive officer for slander. Management believes that the suit is without merit.
    During the 2006 fiscal year, the Board of Directors approved the payment of bonuses totalling $1,350,000 by the issue of common shares at $1.64 per share. At the year end, $300,000 of the bonus was paid by the issue of 182,930 common shares of the Company and a further 426,829 shares having a deemed value of $700,000 have been approved but not issued. The remaining $350,000 was payable upon the successful completion of the Grand Manan Project. Subsequent to the 2006 year end, this bonus arrangement was cancelled and the officers of EWP were terminated for cause. The officers have initiated a lawsuit for the delivery of the bonus shares and payment of income taxes that may be payable as a result of the issue of the bonus shares. Management believes that the action is without merit; however the ultimate outcome is indeterminable.

19. Non-cash Financing Activities

During the year ended January 31, 2007, the Company issued 146,500 shares at a value of $0.86 per share in connection with a loan from a related party for $630,000.

The Company expensed bonuses totalling $334,080 that were settled by the issue of shares (see note 16(g)).

During the three months ended April 30, 2007, the Company issued shares for debt totalling $143,500.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Three Months Ended April 30, 2007

(Expressed in Canadian Dollars)

_

20. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair values of cash, accounts receivable, refundable tax credits, deposits, restricted cash, accounts payable and loans payable approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit rated financial institutions.

The Company has long term liabilities at fixed interest rates and variable interest rates. The fair market value of the long term liabilities approximates its carrying value.

The Company is subject to foreign exchange risk since its wind development projects are primarily located in the US. The Company will generate US dollar revenues from its projects in the future, but raises funds denominated in Canadian dollars to invest in its US projects and incurs corporate overhead costs in Canadian dollars.

The Company does not engage in trading or other speculative activities with respect to financial instruments.

21. Subsequent Events

a) On June 5, 2007, the Company paid a principal payment of US$412,500, accrued interest and a mortgage renegotiation fee of US$21,000 with respect to the Kingman mortgage (note 9) and the lender agreed to extend the remaining balance of the mortgage of US$412,500 for six months. The funds for the principal payment were borrowed from a significant shareholder. The loan from the significant shareholder bears interest at 12%, is due on July 1, 2009 and is secured by a second charge on the property. In the event of default, the interest rate is increased to 18%. In addition, the shareholder is to receive a bonus of 119,000 common shares at a value of $0.75 per share, subject to the approval of the TSX Venture Exchange.

b) On June 8, 2007, the Company entered into a letter of intent with Pacific Hydro to settle the legal disputes between the two parties and the cessation of legal actions. Although, the letter of intent has lapsed, the parties are continuing with the documentation of the definitive settlement agreement. The agreement is subject to negotiation and execution of a definitive settlement agreement.

c) On July 5, 2007, the Company entered into a letter of intent to sell certain assets of the Grand Manan 20 MW Project for $250,000 payable by a deposit of $75,000, $75,000 on completion of due diligence, one-third of the balance on completion of the purchase agreement and the balance on closing. The Company has received the initial deposit.

d) On July 9, 2007, the Company was sued by Michael and Grace Wystrach who have commenced a legal action against the Company alleging damages in the amount of $351,000 for breach of a lease agreement that the Company entered into respecting certain land in Arizona. Management believes that the plaintiffs' allegations are without merit, and will be filing a statement of defence.

22. Comparative Figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.